1-10110

EXECUTED COPY

P.E. 4-24-02

02031300

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 29, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Relevant Event dated April 29, 2002 regarding resignation of members of BBVA's Board of Directors	3

BBVA

RELEVANT EVENT

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) has informed that

- *Francisco Javier Aresti y Victoria de Lecea*
- *Ramón de Icaza y Zabálburu*
- *Luis Mª de Ybarra y Zubiría*

have resigned as members of BBVA Board of Directors.

Madrid, April 29th 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 29, 2002

By: ____________________

Name: Miren Josune Basabe Puntox

Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.